Exhibit 4.8

The following is a summary of amendments to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees, effective March 19, 2008:

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The default investment option will be a targeted-retirement-date fund, one of three types of investment alternatives approved as a qualified default investment under final regulations recently released by the Department of Labor.  The targeted-retirement-date fund options available are a suite of Fidelity of Freedom Funds:

Fidelity Freedom 2000 Fund®
Fidelity Freedom 2005 Fund®
Fidelity Freedom 2010 Fund®
Fidelity Freedom 2015 Fund®
Fidelity Freedom 2020 Fund®
Fidelity Freedom 2025 Fund®
Fidelity Freedom 2030 Fund®
Fidelity Freedom 2035 Fund®
Fidelity Freedom 2040 Fund®
Fidelity Freedom 2045 Fund®
Fidelity Freedom 2050 Fund®